[redacted]

08028128

SEC Mail Processing Section

MAR 03 2008

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTWIND PARTNERS (USA) INC. K/N/A Thomas Weisel Partners (USA) Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 YORK Street, 10th Floor
(No. and Street)

TORONTO (City) ONTARIO CANADA (State) M5J 1S9 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEITH R. HARRIS 416-815-3070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

222 BAY StreeT, P.O. Box 251, Toronto, ON, CANADA M5K 1J7
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19 3/14

AP 3/24

OATH OR AFFIRMATION

I, Keith R. Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westwind Partners (USA) Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]

Signature

Chief Financial Officer.

Title

[signature]

Notary Public

WILLIAM HYUN CHUNG, a Commissioner, etc., Province of Ontario, while a Student-at-Law. Expires April 24, 2009.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Assurance and Advisory
Business Services

Assurance Services

Financial Statements and Supplemental Information
[Expressed in U.S. dollars]

Westwind Partners (USA) Inc.

December 31, 2007

With

Report And Supplementary Report
Of Independent Registered Public Accounting Firm

Ernst & Young

Ernst & Young LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Westwind Partners (USA) Inc.

We have audited the accompanying statement of financial condition of **Westwind Partners (USA) Inc.** as of December 31, 2007 and the related statements of income and comprehensive income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Westwind Partners (USA) Inc.** at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Toronto, Canada,
February 25, 2008.

Chartered Accountants
Licensed Public Accountants

Westwind Partners (USA) Inc.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at December 31

	2007
	$
ASSETS	
Cash and cash equivalents	2,026,983
Receivable from carrying broker	422,047
Other assets	14,701
	2,463,731
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued charges	49,000
Due to related party *[note 4]*	626,611
Income taxes payable	380,849
Total liabilities	1,056,460
Stockholder's equity	
Capital stock *[note 5]*	145,000
Retained earnings	1,281,671
Accumulated other comprehensive income	(19,400)
Total stockholder's equity	1,407,271
	2,463,731

See accompanying notes

On behalf of the Board:

Director   Director

Westwind Partners (USA) Inc.

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

[Expressed in U.S. dollars]

Year ended December 31

	2007 $
REVENUE	
Agency commissions	**4,017,401**
Investment banking fees and commission	**197,533**
Other	**372,178**
	4,587,112
EXPENSES	
Compensation and benefits *[note 4]*	**2,298,956**
Occupancy and equipment *[note 4]*	**26,099**
Communications *[note 4]*	**9,574**
Brokerage and clearance *[note 4]*	**46,561**
Promotional *[note 4]*	**86,751**
Professional fees	**84,049**
Other *[note 4]*	**69,652**
	2,621,642
Income before income taxes	**1,965,470**
Provision for income taxes	**672,000**
Net income for the year	**1,293,470**
OTHER COMPREHENSIVE INCOME	
Net change in unrealized loss on foreign currency translation	**(19,400)**
Comprehensive income for the year	**(19,400)**

See accompanying notes

Westwind Partners (USA) Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

[Expressed in U.S. dollars]

Year ended December 31

	Common stock			Accumulated	
	Number of shares [Par value $1]	Par value $	Retained earnings $	Accumulated other comprehensive income $	2007 Total $
Balance, beginning of year	145,000	145,000	934,991	—	1,079,991
Net income for the year	—	—	1,293,470	—	1,293,470
Dividends paid	—	—	(946,790)	—	(946,790)
Unrealized foreign currency translation gains and losses	—	—	—	(19,400)	(19,400)
Balance, end of year	145,000	145,000	1,281,671	(19,400)	1,407,271

See accompanying notes

Westwind Partners (USA) Inc.

STATEMENT OF CASH FLOWS

[Expressed in U.S. dollars]

Year ended December 31

	2007
	$
OPERATING ACTIVITIES	
Net income for the year	1,293,470
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities	
Increase in receivable from carrying broker	(205,829)
Decrease in accounts receivable	692,714
Increase in other assets	(13,076)
Decrease in accounts payable and accrued charges	2,561
Increase in due to related party	67,858
Increase in income taxes payable	162,981
Net cash provided by operating activities	2,000,679
FINANCING ACTIVITIES	
Dividends paid	(946,790)
Cash used in financing activities	(946,790)
Effect of foreign exchange on cash balances	(19,400)
Net increase in cash during the year	1,034,489
Cash and cash equivalents, beginning of year	992,494
Cash and cash equivalents, end of year	2,026,983
Supplemental cash flow information	
Income taxes paid	539,019

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

December 31, 2007

1. INCORPORATION AND CORPORATE ACTIVITIES

Westwind Partners (USA) Inc. ["Westwind USA"] was incorporated under the Business Corporations Act (Ontario) on July 4, 2003. It was granted membership with the National Association of Securities Dealers on March 19, 2004 and commenced business operations as a broker-dealer. Westwind USA, a member of FINRA, is an institutional brokerage and investment banking firm. It executes all secondary market transactions on behalf of U.S. institutions through the trading desk of its affiliate, Westwind Partners Inc. ["WPI"], a Canadian investment dealer.

Westwind USA is a wholly-owned subsidiary of Westwind Capital Corporation ["WCC"].

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and short-term interest bearing notes with a term to maturity of less than three months from the date of purchase.

Revenue recognition

Agency commissions consist of revenue generated through traditional commission-based brokerage services, recognized on a trade-date basis.

Investment banking fees and commissions are recorded at the time the transaction is completed and the related income is reasonably determinable.

Interest income consists of amounts earned on cash deposited in bank accounts and investments in money market instruments. Interest earned is recognized on an accrual basis.

Securities transactions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Westwind USA has adopted Statement of Financial Accounting Standards No. 109 ["SFAS 109"], "Accounting for Income Taxes", which requires it to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in Westwind USA's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange, while revenue and expense items are translated at exchange rates prevailing on the date of occurrence. Gains or losses resulting from foreign currency transactions are included in the determination of net income for the year. Gains and losses from currency translations are included in other comprehensive income.

3. CASH ON DEPOSIT

Westwind USA has established a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. There is a nil balance in the account at December 31, 2007 [2006 - nil] as Westwind USA does not hold any customer securities or cash.

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

December 31, 2007

4. RELATED PARTY TRANSACTIONS

Westwind USA has entered into an Operating Agreement with WPI, a company owned by WCC, under which WPI provides certain securities trading activities and certain space, facilities, equipment and other services. During the year, the fee charged by WPI amounted to $318,118, which is included in compensation and benefits of $253,950, occupancy and equipment of $26,099, communications of $9,574, brokerage and clearance of $9,600 and other of $18,895. In addition, Westwind USA contributes to the sales promotion costs and quarterly bonus paid to employees of WPI who are also registered with Westwind USA. The amount of this contribution during the year was $86,751 for sales promotion costs and $2,045,006 for bonuses. At December 31, 2007, Westwind USA owed $626,611, of which $587,356 was the bonus contribution for the fourth quarter of 2007, to WPI for amounts paid on its behalf.

5. CAPITAL STOCK

Capital stock consists of the following:

	2007 $
Authorized	
Unlimited number of common shares	
Issued and outstanding	
145,000 common shares	**145,000**

6. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, Westwind USA is subject to the net capital rule of the Securities and Exchange Commission [Rule 15c3-1]. Westwind USA computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that Westwind USA maintains a minimum net capital of $100,000. At December 31, 2007, Westwind USA had net capital of $848,984 which was $748,984 in excess of the minimum net capital of $100,000.

December 31, 2007

7. SUBSEQUENT EVENT

On January 2, 2008, WCC, the parent company of Westwind USA, completed the previously announced arrangement agreement with Thomas Weisel Partners Group, Inc. for the sale of all of the outstanding shares of WCC. This transaction did not affect the ownership of Westwind USA which remains a wholly owned subsidiary of WCC. As a result of the sale, on January 2, 2008, Westwind USA changed its name to Thomas Weisel Partners (USA) Inc. On the same date, WPI, a Canadian investment dealer, changed its name to Thomas Weisel Partners Canada Inc. On January 18, 2008, WCC changed its name to Thomas Weisel Capital Corporation.

SUPPLEMENTAL INFORMATION

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

[Expressed in U.S. dollars]

As at December 31

	2007 $
Total stockholder's equity	1,407,271
Deductions and/or charges	
Non-allowable assets	
Receivable from carrying broker	(422,047)
Other assets	(14,701)
Capital charge for net assets denominated in foreign currency	(121,539)
Net capital	848,984
Minimum net capital	100,000
Excess net capital	748,984

RECONCILIATION OF AUDITED NET CAPITAL

	2007 $
Net capital as reported in December 31, 2007 unaudited FOCUS Part II A Report	812,984
Adjustment for over-accrual of income taxes payable	36,000
Net capital per audited computation above	848,984

STATEMENT PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

[Expressed in U.S. dollars]

As at December 31, 2007

EXEMPTION UNDER SECTION (k)(2)(i) is claimed:

Westwind Partners (USA) Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(i) of that Rule.

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Stockholder of
Westwind Partners (USA) Inc.

In planning and performing our audit of the financial statements of **Westwind Partners (USA) Inc.** [the "Company"], as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ["internal control"], as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ["SEC"], we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph

and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada,
February 25, 2008.

END